

Mail Stop 3030

February 9, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Jeffrey D. Gash
Executive Vice President-Finance and Secretary and
 Principal Financial and Accounting Officer
145 Oser Avenue,
Hauppauge, New York 11788

> RE: **Jaco Electronics, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 0-234664**

Dear Mr. Gash:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Report of Independent Registered Public Accounting Firm, page F-3

1.   Please provide <u>signed</u> audit reports for your former auditor, Grant Thorton, for prior year June 30, 2007 audit and Schedule II audit. Revise future filings to include the signed reports.

Exhibit 31.1 and 31.2

2.   We note that your annual report includes management's report on internal control over financial reporting as required by Item 308T of Regulation S-K. As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Please file an amendment to the Form 10-K as well as to the Form 10-Q filed on November 18, 2008, which includes new, corrected certifications. Please note that you may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Form 10-K/A Amendment No. 1 for the Fiscal Year Ended June 30, 2008

3.   We note the certifications listed as Exhibits 31.1 and 31.2 of your Form 10-K/A as required by Rule 13a-14(a) were not filed with your amendment. Accordingly, please file an amendment to your Form 10-K/A and include the required certifications.

        As appropriate, please revise your document and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief